FRESCA WORLDWIDE TRADING CORPORATION
7337 Oswego Road
Liverpool, New York 13090

February 8, 2008

VIA EDGAR CORRESPONDENCE
Paul Fischer
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Fresca Worldwide Trading Corporation
Amendment No. 3 to Form SB-2
Filed January 31, 2008
File No. 333-145882

Dear Mr. Fischer:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated February 5, 2008 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Financial Statements

Revenue Recognition, page F-7

1.
We note your response to prior comment 19. Please revise your disclosures on page 6 to be consistent with your revenue recognition policy. You disclose on this page that you rebate a portion of the surcharge fee on the ATM’s owned by third party vendors but your revenue recognition policy on page F-2 discloses that you receive all of the surcharge fees. Also, please confirm to us that the rebates of interchange and surcharge fees to the owner of the ATM location are recognized as cost of revenues. If not, tell us where you present these costs in your statements of operations and why such presentation is appropriate.

Response: We have deleted the incorrect disclosure on page 6 which previously stated that we rebate interchange fees. We only rebate surcharge fees. We have greatly expanded the entire disclosure regarding the fees we earn and how they are reported as revenues. We also expanded the disclosure under Revenue Recognition Policies on page 33. We confirm that rebated fees are recognized as “Commissions” under the Cost of Sales on the Statements of Operations. Similarly, we have revised the Revenue Recognition policy on page F-2 to clarify that the Company receives a portion of the surcharge fees rather than all of the surcharge fees as incorrectly stated previously and to disclose the policies as to all forms of surcharge revenues. We believe that the disclosure on page 6 is now consistent with page F-2.

Updating

2.	If necessary, please update your financial statements under Rule 8-08 of Regulation S-X.

Response: The Company is presently updating its financial statements for purposes of filing its Form 10K as of December 31, 2007 however the financial statements presented in the amended Form SB2 are sufficiently current under Rule 8-08 of Regulation S-X.